                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No. ___)*

                            Daleen Technologies, Inc,
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23427N 10-4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            Behrman Brothers, L.L.C.
                             Attn: Grant G. Behrman
                        126 East 56th Street, 27th Floor
                            New York, New York 10022
                                 (212) 980-6500
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 October 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)


------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 2 OF 10 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Behrman Capital II, L.P.
           13-3952825
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      See response to Item 5
          NUMBER OF          ---------------------------------------------------
           SHARES            8.       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                    See response to Item 5
           EACH              ---------------------------------------------------
         REPORTING           9.       SOLE DISPOSITIVE POWER
        PERSON WITH
                                      0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.58%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 3 OF 10 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Strategic Entrepreneur Fund II, L.P.
           13-3959212
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      See response to Item 5
           NUMBER OF         ---------------------------------------------------
            SHARES           8.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                   See response to Item 5
            EACH             ---------------------------------------------------
          REPORTING          9.       SOLE DISPOSITIVE POWER
         PERSON WITH
                                      0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.58%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 4 OF 10 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Behrman Brothers, L.L.C.
           13-3952711
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      See response to Item 5
          NUMBER OF          ---------------------------------------------------
           SHARES            8.       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                    See response to Item 5
           EACH              ---------------------------------------------------
         REPORTING           9.       SOLE DISPOSITIVE POWER
        PERSON WITH
                                      0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.58%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 5 OF 10 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Grant G. Behrman
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY


--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      See response to Item 5
           NUMBER OF         ---------------------------------------------------
            SHARES           8.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                   See response to Item 5
            EACH             ---------------------------------------------------
          REPORTING          9.       SOLE DISPOSITIVE POWER
         PERSON WITH
                                      0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [X]

--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.58%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 6 OF 10 PAGES
------------------------                                   ---------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           William M. Matthes
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      See response to Item 5
          NUMBER OF          ---------------------------------------------------
           SHARES            8.       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                    See response to Item 5
           EACH              ---------------------------------------------------
         REPORTING           9.       SOLE DISPOSITIVE POWER
        PERSON WITH
                                      0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See response to Item 5
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [X]


--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.58%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 7 OF 10 PAGES
------------------------                                   ---------------------

ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Daleen Technologies, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The Company's principal offices are located at 902 Clint Moore Road, Suite 230, Boca Raton, Florida 33487.

       This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) and (c) The following table provides certain information about each of the reporting persons:

                                               Citizenship or State of
Name and Address                              Incorporation/Organization     Principal Occupation or Employment
----------------                              --------------------------     ----------------------------------
Behrman Capital II, L.P. ("Behrman                     Delaware              Investment Partnership
Capital")
126 East 56th Street, 27th Floor,
New York, New York 10022

Strategic Entrepreneur Fund II, L.P.                   Delaware              Investment Partnership
("SEF")
126 East 56th Street, 27th Floor,
New York, New York 10022

Behrman Brothers L.L.C. ("Behrman                      Delaware              General Partner of Behrman Capital
Brothers")
126 East 56th Street, 27th Floor,
New York, New York 10022

Grant G. Behrman                                     United States           General Partner of SEF and managing
c/o Behrman Brothers, L.L.C.                                                 member of Behrman Brothers; investment
126 East 56th Street, 27th Floor,
New York, New York 10022                             professional


William M. Matthes                                   United States           Managing member of Behrman Brothers,
c/o Behrman Brothers, L.L.C.                                                 investment professional
126 East 56th Street, 27th Floor,
New York, New York 10022

         Behrman Capital, SEF, Behrman Brothers, Grant Behrman and William Matthes are sometimes individually referred to herein as a "Reporting Person," and collectively as the "Reporting Persons" or "Behrman." Behrman Capital and SEF are sometimes referred to herein as the "Behrman Entities."

         (d) and (e) During the past five years or since its inception, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in any of the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 8 OF 10 PAGES
------------------------                                   ---------------------

         (f) Each natural person identified in the table above has the citizenship disclosed therein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in Item 5 below, the Behrman Entities have been given a proxy with respect to, but have not purchased, shares of Common Stock of the Company. The Behrman Entities have not expended any funds in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         On October 7, 2002, the Company, Daleen Solutions, Inc. and Abiliti Solutions, Inc. ("Abiliti") entered into an Asset Purchase Agreement (the "Purchase Agreement") pursuant to which the Company will purchase substantially all of the assets and assume certain liabilities of Abiliti (the "Transaction"). The Company will issue to Abiliti a combination of its common stock, Series F Convertible Preferred Stock and warrants to purchase Common Stock as consideration for the purchased assets. As an inducement to the Transaction, Behrman Capital, Abiliti's largest stockholder, and SEF have entered into an Investment Agreement with the Company pursuant to which the Behrman Entities will purchase from the Company a combination of Series F Convertible Preferred Stock, Common Stock and warrants to purchase additional shares of Common Stock. In addition, pursuant to the Investment Agreement, at the closing date, the Behrman Entities shall have the right to appoint two directors to the Company's Board of Directors.

         In connection with the above transactions, the Behrman Entities and Abiliti entered into that certain Supplemental Voting Agreement, dated October 7, 2002, with HarbourVest Partners V - Direct Fund, L.P. and HarbourVest Partners VI - Direct Fund, L.P, each stockholders of the Company (together, the "Stockholders"), pursuant to which the Behrman Entities, Abiliti and the
Stockholders: (i) agreed to restrict their ability to transfer or dispose of their respective Shares, (ii) agreed to vote their respective Shares in such manner as to facilitate the election of certain directors proposed by the Behrman Entities or by the Stockholders, and (iii) granted to each an irrevocable proxy to vote their respective Shares with respect to matters necessary to approve the election of the directors proposed by the Behrman Entities or by the Stockholders.

         Except as set forth above or in Item 5, the Reporting Persons do not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) and (b)   Pursuant to the Supplemental Voting Agreement, the
Stockholders, Abiliti and the Behrman Entities agreed to vote their respective Shares for each director nominated by the Stockholders and by the Behrman Entities and appointed each other as their proxy to vote such Shares in such manner. The Stockholders reported in their Amendment No. 1 to Schedule 13D, dated August 9, 2001, beneficially holding an aggregate of 20,520,679 Shares, representing approximately 46.58% of the 23,532,081 Shares outstanding, as reported in the Company's

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                     PAGE 9 OF 10 PAGES
------------------------                                   ---------------------

Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming that the Stockholders have converted their shares of Series F Preferred Stock and have exercised certain warrants held by the Stockholders. The proxy given to the Behrman Entities applied to all of such Stockholders' Shares.

         As discussed in Item 4, in connection with the above transactions, the Behrman Entities and Abiliti entered into the Supplemental Voting Agreement with the Stockholders as an indication of their support of the Transaction and each parties willingness to vote their respective Shares (as the proxy described above gives each the right to vote the Shares to which it applies) (i) in such manner as to facilitate the election of certain directors proposed by the Behrman Entities or by the Stockholders and (ii) against any other nominated directors.

         All reference to, and summaries of, the Purchase Agreement, the Investment Agreement and the Supplemental Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which are filed as Exhibits 1, 2, and 3 hereto, respectively, and are incorporated herein by reference.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this Schedule 13D:

         Exhibit 1. Asset Purchase Agreement, dated October 7, 2002, incorporated by reference to the Company's Current Report on Form 8-K, filed October 11, 2002.

         Exhibit 2. Investment Agreement, dated October 7, 2002, incorporated by reference to the Company's Current Report on Form 8-K, filed October 11, 2002.

         Exhibit 3. Supplemental Voting Agreement, dated October 7, 2002.

------------------------                                   ---------------------
 CUSIP NO. 23427N 10-4                13D                    PAGE 10 OF 10 PAGES
------------------------                                   ---------------------

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 15th day of October, 2002.

                                     Behrman Capital II, L.P.

                                      By:   Behrman Brothers, L.L.C., its
                                            general partner



                                      By:   /s/ Grant G. Behrman
                                            ---------------------------------
                                            Name:    Grant G. Behrman
                                            Title:   Managing Member


                                     Strategic Entrepreneur Fund II, L.P.


                                      By:   /s/ Grant G. Behrman
                                            ---------------------------------
                                            Name:    Grant G. Behrman
                                            Title:   General Partner


                                     Behrman Brothers, L.L.C.


                                      By:   /s/ Grant G. Behrman
                                            ---------------------------------
                                            Name:    Grant G. Behrman
                                            Title:   Managing Member




                                      By:   /s/ Grant G. Behrman
                                            ---------------------------------
                                            Name:  Grant G. Behrman






                                      By:   /s/  William M. Matthes
                                            ---------------------------------
                                            Name:  William M. Matthes